Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

Last month we held our investor day for shareholders in New York. The materials are on our website if you were not able to attend. If you did attend, thank you for taking the time from your schedule. We hope that the information provided assisted you with your understanding of our company.

Our results for the quarter were solid, led by good results from our property and infrastructure operations and a number of investments with U.S. housing exposure starting to generate returns. Our power operations were slow with water levels very low; although fall rains have resulted in improved generation levels.

The amount of capital looking for quality property and infrastructure assets is high, driven by the low interest rates and the attractive returns that these investments can generate. Over the 2009 to 2011 period we added a large number of high quality assets to our franchise. We were able to do this as we were liquid going into 2008. With the increase in values across the markets, we are selling non-strategic assets and completing refinancings to reset ourselves to a highly liquid position.

We are also extending the term of our debt, thereby both de-risking the balance sheet and reducing our interest costs. This is not because we believe that any disruption is ahead, but merely because capital markets are open and asset values in many places have recovered to reasonable levels. Our view is that holding liquidity creates opportunities when volatility in markets surface.

Operations

Infrastructure

Our infrastructure results were on target for the quarter, with the base set for significant growth in 2013. In this regard we completed our $600 million rail upgrade in Western Australia under budget and on schedule. All major contracts are now coming on line and will contribute a further $100 million of gross cash flows to our infrastructure results in 2013. Our 600 kilometre transmission project in Texas is also progressing well and will become operational in early 2013.

During the quarter we committed to a number of exciting opportunities, made possible by volatility in the markets.

In the UK, we acquired a gas utility connections business, similar to the business we currently own in the UK and agreed to terms for its recapitalization. We are investing $500 million to deleverage this business and expect to merge this with our existing utility business and generate meaningful economies of scale.

We continue to make progress in completing the acquisition of our South American toll road investments. In October, we closed the acquisition of our Chilean toll road, increasing our investment to 100% of the business. We have also made significant progress on the acquisition of joint control of 3,200 kilometres of Brazilian toll roads. We are currently working through completion of closing conditions prior to year end.

We closed the purchase of a business which provides heating and cooling to office, residential and other properties in downtown Toronto, from the City of Toronto and an institutional partner. The total investment is close to $500 million with an equity requirement of approximately $300 million. We believe that this system has the potential for significant growth by drawing on our unique perspective as a property, power and infrastructure company, and believe returns therefore should be excellent.

As previously mentioned, we have launched a process to explore the sale of some of our timberlands. While we believe that there is meaningful upside to be generated from these lands, as you can see herein, we are seeing opportunities in our other businesses which on a relative basis should generate higher returns.

Property

During the last six months property capitalization rates finally responded to the last two years of low interest rates, pushed by the U.S. announcement of QE3. Capitalization rates for high quality assets with long-term upward adjusting cash flows moved below 4% and are heading towards 3%. More interesting, is that despite these levels, spreads to U.S. treasury rates are still very positive. Furthermore, financing rates are excellent with 10 year funding on good quality assets available at rates ranging from 3% to 4%.

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In general, our property businesses globally are positive although our office business is slower in the United States. Our retail businesses remain very strong, and we were fortunate that our office and retail properties sustained minimal damage from the storm events of the last few weeks.

During the quarter we completed the acquisition of four office and development properties in London. We completed enhancements to our flagship First Canadian Place property in Toronto and began rebranding the World Financial Center in New York as Brookfield Place, similar to our other flagship properties in Toronto and Perth. Subsequent to the end of the quarter, we acquired Thakral Holdings in Australia, which has a $1 billion asset portfolio that includes a prime office site in central Sydney and a number of residential properties and hotels across Australia. In addition, we leased 1.8 million square feet of space at attractive rates during the third quarter.

One of our real estate funds committed to buy a private REIT in the U.S. with 18 million square feet of industrial space. We intend to rationalize this portfolio and then use the operating business to grow our industrial warehouse operations across the U.S.

Institutional investors continue to show strong interest in real estate, and we raised a total of $2.8 billion in private capital during the quarter for real estate investment programs that focus on opportunistic and value added investing. This included a final close on a new $325 million fund managed by our U.S. multifamily apartment group.

Renewable Power

Given the rainstorms over the last few weeks in the northeast, it seems incongruous to report that our power results were their weakest ever last quarter due to drought conditions and the lowest water levels we have ever experienced. However, rainfall has since returned our reservoirs to levels that are in line with long-term averages.

We continue to move forward with a number of renewable power development projects. This includes two Brazilian hydroelectric projects with 48 megawatts of capacity and a
45 megawatt Canadian hydroelectric project, which we expect to begin contributing to our cash flow in early 2013 and mid 2014, respectively.

Our proposed acquisition of four hydroelectric plants in the southeastern U.S. received regulatory approval in the quarter, and we expect to close on the transaction by year end, adding 378 megawatts to our total capacity of approximately 5,000 megawatts. Over the past two years, we have allocated a total of $2 billion of capital to this sector, increasing our renewable power generating capacity by 25%.

Private Equity

We recently closed our third private equity fund with $1 billion of committed capital. Our private equity strategy is to invest in sectors that we know well, and to invest at a discount to the intrinsic value of the assets acquired. Recently, we expanded our private equity focus to include Europe, where banks are shedding loans and assets.

Virtually all of our private equity investments, which are dependent on U.S. housing, generated improved results during the quarter. This included our investments in our publically listed oriented strandboard businesses (a synthetic panelboard used in residential and commercial construction), which are experiencing solid financial results and significant increases in their share prices. Our investments related to natural gas markets are still being affected by excess gas supply brought on by the success of shale gas in the U.S., but we remain positive about the future for these businesses.

We recently formed a partnership with Berkshire Hathaway where we have joined forces to operate our housing brokerage operations in the United States. This business will be rebranded Berkshire Hathaway HomeServices and will benefit from both the Berkshire brand and the recovering market for U.S. housing. We will continue to own 100% of our non-U.S. home brokerage businesses, as well as our global executive relocation business, which with the addition of the Prudential business last year, is now the second largest operation of this type in the world.

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U.S. Residential Recovery

Our investing generally revolves around themes. For example, our current theme is that we are working with good companies who are otherwise caught up in the European debt situation to recapitalize their businesses. In this regard, during the past year we have invested capital into opportunities at six European companies, mostly acquiring assets that they owned elsewhere in the world.

During 2009, one of our strategies was to invest in companies which would ultimately benefit from the U.S. housing recovery. The good news is that the housing recovery appears to be underway and our investments geared to housing should benefit disproportionately. This includes our U.S. and Canadian land development and housing operations, two entities controlled and led by us which produce oriented strandboard a number of private equity investments which supply the industry, and our timber as well as housing brokerage operations.

All together we have $5 billion of capital dedicated to these investments, with our proportionate share being approximately $3 billion. Currently our share of these investments generates $300 million of annual cash flow but we estimate that if we had owned all of these operations in 2007, they would have generated closer to $1 billion of annual cash flow. We believe that normalized U.S. housing sales will be 1.2 to 1.4 million units.

Extrapolating 70% of the peak earnings, these businesses should generate $1.4 billion, of which about 70% or $1 billion of that would accrue to us as investors, and the balance to our fund partners and other investors. This is an increase of three times from the reported annual cash flows of $300 million generated from these operations today and therefore could be very meaningful to us over the next few years. Granted this recovery will not occur over night, but we do expect an advance towards these numbers over the next three to five years.

General Growth Properties (“GGP”)

Recently, an 8% shareholder of GGP published letters to the board of directors of GGP seeking, among other things, a sale of the company and making a number of comments related to Brookfield’s interest in GGP. As such, we thought it appropriate to highlight a few points for you.

Before turning to the specific point of a sale of the company, it should be noted that operationally, GGP is doing exceptionally well and that the investment we made on your behalf has more than doubled over a very short time resulting in over $4 billion of profit for you and our clients. More importantly, we believe there is more to come as the results of most of the reorganization undertaken over the past two years will only start to bear fruit in 2014/2015.

For background, GGP is the second largest owner of regional shopping malls in the United States. It owns 129 major retail centres, 70 of those by industry standards are among the very best in the country. These are incredibly well located assets supported by a highly desirable customer base, which each day become more valuable.

GGP is currently performing extremely well and we believe GGP is positioned for superior growth over the next five years versus any comparable retail mall investment. This is largely due to the company's new management team and their exceptional leasing progress, which has led to increasing occupancy and higher rents. In addition, the management team has identified a significant number of high return redevelopment opportunities which should further enhance value.

GGP started its recovery less than two years ago and the company is only beginning to turn around. The strategy that GGP is now following holds the promise of enormous upside potential over the next three to five years. A sale of GGP or any exchange of its shares for another retail company could dilute the impact of the embedded growth in GGP’s earnings and cash flows, and while it is not out of the question in the future, it is highly premature today.

Our investment approach is based on our strategic view that we should focus (and make any sale decision) not just on an investment’s short-term internal rate of return, but also on maximizing the total returns we achieve from the investments we make, which may result in a longer term hold.

A sale of GGP at this stage of its recovery would be contrary to the compound return theory of investing and instead subscribe to the theory that generating short-term premiums on assets and moving to the next investment is better. And, while some investors have had tremendous success with this strategy, it simply is not ours. This is largely because once the short-term premium is received, then an investor must find an equivalent asset in which to invest. We have found that comparable type franchises of similar scale are not that easy to find, and hence the premium received in the short term does not compensate for the disruption of compounding returns over the longer term.

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This does not mean we should never sell. What it does mean is that as the underlying company grows in value, the corresponding premium which shareholders receive when they do sell also grows and is available to be captured at the time shareholders decide to sell the company.  In the case of GGP, where the embedded growth is not yet reflected in the share price, the premium which could be realized at a future date will, in all likelihood, be far more significant than what would be achieved in a sale today.

During GGP's restructuring, Brookfield agreed to become the cornerstone investor of GGP, which accorded Brookfield the right to own up to 45% of GGP. This and other terms were approved by the board of directors of GGP, Pershing Square, the U.S. bankruptcy court, and other stakeholders. Furthermore, Brookfield was also granted the right to maintain our ownership should GGP raise capital by selling additional equity. Subject to securities laws, there are no restrictions on when, or how, Brookfield can increase its ownership to 45%. We have honoured and will continue to honour this agreement and we believe increasing our interest in GGP as we have done in the past 18 months is a tangible demonstration of our confidence in the company’s future success. Lastly, and as a main tenet of the major investment we made to ensure GGP was successfully restructured, we have the right to vote all of our shares in any shareholder vote should one ever be presented to shareholders.

In summary, we believe a sale of GGP at this point would substantially undervalue GGP’s future potential. With GGP’s exceptional high quality property portfolio, positive outlook for cash flow growth and vast redevelopment opportunities, we believe that the best way to maximize value for all GGP shareholders is to provide the company with the opportunity to realize its full potential without disruption, and should we be required to, we intend to vote our shares accordingly.

Brookfield Property Partners (“BPY”)

We hope to complete the distribution of BPY units to you by year end. We encourage you to read all of the materials on BPY so that you can make an informed decision before you decide to hold or sell your shares. There is a prospectus filed with the SEC in the U.S. and OSC in Canada and supplemental materials on our website, so you can further increase your knowledge of what we are doing.

In the simplest terms, BPY is a spin-off to you of a direct interest in our very successful property business, which we have all benefited from over the past 20 years. This business has generated a compound annual growth rate of 15% since 1989 (23 years) and we see no reason why BPY should not continue to generate these types of returns in the future. In fact, with renewed access to pure-play capital, and with our more mature global franchise, we could probably make the argument that our returns should be even better.

Our property business today is large, but highly focused on using our competitive advantages of scale and operating expertise to opportunistically acquire and surface value from high quality real estate on a global basis. We intend to use these advantages to make BPY one of the best property investments in the capital market.

Until investors have time to share our vision of where we are going to take this business, we have decided to pay out a larger amount of the initial cash flow than we normally might distribute to shareholders. This should ensure that even in the early stages of launch of the company that we find an attractive shareholder base.

We encourage you to retain your shares of BPY, and if you have some extra cash, add to your holdings. Management has a substantial ownership position in Brookfield and intend to keep their BPY shares, and depending on the trading price, will add to these BPY holdings.

Summary

We remain committed to our objective of investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn solid cash returns on equity and potential upside from appreciation, while emphasizing downside protection of the capital employed. With interest rates low, real assets continue to offer attractive options for investment portfolios.

The primary objective of the company, as always, is to generate increased cash flows and, as a result, higher intrinsic value over the longer term on a per share basis.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to discuss or share with us.

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J. Bruce Flatt
Chief Executive Officer
November 9, 2012

Note: This Letter to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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